Exhibit 4.48
LETTER OF UNDERTAKING
Mr. Xue Zhixin
Address: 25th Floor, Jin Gang Hotel,
No.91 Bing Zhou North Road,
Taiyuan City, Shanxi Province
Aero-Biotech Science & Technology Co., Ltd. (hereinafter referred to as “Aero-Biotech”) is a wholly foreign owned enterprise legally established and validly existing within the territory of the People’s Republic of China. According to a letter of undertaking (hereinafter referred to as the “Letter of Undertaking” ) issued by all the shareholders of Taiyuan Primalights III Agriculture Development Co., Ltd. (hereinafter referred to as “P3A” to Aero-Biotech on July 13, 2007, all the shareholders of P3A undertook to transfer to Aero-Biotech without compensation and after deducting all taxes payable any interest or dividends and other distributions collected or received by Aero-Biotech from P3A, unless the transfer is restricted by laws, regulations or legal procedures.
Aero-Biotech hereby irrevocably undertakes to Mr. Xue Zhixin that:
To the extent permitted by laws, regulations or legal procedures of the People’s Republic of China, Aero-Biotech shall transfer without compensation and after deducting all taxes payable to Mr. Xue Zhixin and/or any person designated by him any interest or dividends earned by the shareholders of P3A from P3A and other distributions made by P3A (all taxes payable deducted), if any, which are collected by Aero-Biotech from the shareholders of P3A upon the execution of the Letter of Undertaking.

Aero-Biotech Science & Technology Co., Ltd.

By:	/s/ Xie Tao

	Name:	Xie Tao
	Title:	Chief Executive Officer
Seal:
July 13, 2010